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                                                                    Exhibit 23.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors
Boise Cascade Holdings, L.L.C.:

We consent to the use of our report dated September 17, 2004, except as to
Note 3, which is as of February 11, 2005, included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report with respect to the financial statements of Boise Forest Products Operations contains an explanatory paragraph that describes the adoption in 2003 of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations"; and SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure"; and in 2002 the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets".


                                       /s/ KPMG LLP


Boise, Idaho
February 11, 2005